Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

November 12, 2010

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:       202-772-9349

Re: Havaya Corp.
Registration Statement on Form S-1 - Amendment No. 6
Amended November 10, 2010
File No. 333-165083

Dear Mr. Mancuso:

Havaya Corp. (“Havaya”) acknowledges receipt of the letter dated November 10, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended page 37 of our Registration Statement on Form S-1 (the "Seventh Amended Draft") and have tracked all changes in the edgarized document for ease of review.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Havaya is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comment contained in the Staff Letter (in bold face type) followed by our response.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Our Competition, page 37

1.
We note your revised disclosure on page 37 in response to prior comment 2.  As written it is unclear why you believe that investors would not conclude that your disclosed beliefs were based on studies.   Please revise to clarify and file any necessary consents, also if the disclosed beliefs are not based on studies involving the products you intend to sell, please state so clearly.

Response:  Revised.  We have revised the document to ensure that investors would not conclude that management’s beliefs were based on studies involving the product we intend to sell.  Please see the Seventh Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,

Avraham Grundman, President and Treasurer
Havaya Corp.

VIA EDGAR
cc:	Joseph McCann, Securities and Exchange Commission, Division of Corporation Finance -Edgar